Exhibit 99.20

CANADIAN SUPERIOR
ENERGY INC.

For Immediate Release	March 30, 2007

Canadian Superior files Statement of Reserves Data and
other Oil and Gas Information for the year ended December 31, 2006

Canadian Superior Energy Inc. (“Canadian Superior”) (TSX: SNG) (AMEX: SNG) filed with the securities regulatory authorities in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia, Prince Edward Island, Newfoundland its statement of reserves data and other oil and gas information for the year ended December 31, 2006 (the “Statement of Reserves Data”), as mandated by National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities. The Statement of Reserves Data is included in the annual information form of Canadian Superior for the year ended December 31, 2006 (the “AIF”). Copies of Canadian Superior’s AIF may be obtained on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia. See Canadian Superior’s website at www.cansup.com to review Canadian Superior’s operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia interests.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by  such statements. Such factors include, among others, those described in the Corporation’s annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

For Further Information RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, Please Contact:

Canadian Superior Energy Inc.
Suite 3300, 400 – 3rd Avenue S.W.
Calgary, Alberta, Canada  T2P 4H2
Mike Coolen, President and Chief Operating Officer
Phone:  (403) 294-1411
Fax:      (403) 216-2374

www.cansup.com